Date: 19 March 2010	DDI: +44 (0)1642 334455 Fax: +44 (0)1642 334029 e-mail: peter.perkins@akersolutions.com

CONSENT FOR DISCLOSURE

The undersigned is responsible for the content of a portion of the technical report titled “Eldorado Gold Corporation Technical Report (NI 43-101), Perama Hill Project, Thrace, Greece” dated             19 March 2010 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated at Stockton on Tees, UK, this 19th day of March 2010.

“Peter J. Perkins”

Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM.

Aker Solutions E&C Ltd

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